                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                     Gemstar - TV Guide International, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   36866W 10 6
                                   -----------
                                 (CUSIP Number)

                             Arthur M. Siskind, Esq.
                          The News Corporation Limited
                          c/o News America Incorporated
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000
                                 --------------
                                 With copies to:
                             Jeffrey W. Rubin, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2000
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 36866W 10 6

==================== ===================================================================================================
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     The News Corporation Limited

-------------------- ---------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)   |_|

                     (b)   |X|

-------------------- ---------------------------------------------------------------------------------------------------
         3           SEC USE ONLY

-------------------- ---------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS
                     OO
-------------------- ---------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) or 2(e)  |_|
-------------------- ---------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     South Australia, Australia
-------------------------------------------- ------------------------------ --------------------------------------------
                 NUMBER OF                                 7                SOLE VOTING POWER
       SHARES BENEFICIALLY OWNED BY                                         87,465,738 shares
                   EACH                      ------------------------------ --------------------------------------------
                 REPORTING                                 8                SHARED VOTING POWER
                  PERSON                                                    See Item 5(b) and Item 6.
                                             ------------------------------ --------------------------------------------
                                                           9                SOLE DISPOSITIVE POWER
                                                                            87,465,738 shares
                                             ------------------------------ --------------------------------------------
                                                          10                SHARED DISPOSITIVE POWER
                                                                            See Item 5(b) and Item 6.
-------------------- ---------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     87,465,738
-------------------- ---------------------------------------------------------------------------------------------------
        12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
-------------------- ---------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     Approximately 21.3%
-------------------- ---------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON
                     CO
==================== ===================================================================================================

                               Page 2 of 30 Pages

CUSIP NO. 36866W 10 6

==================== ===================================================================================================
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     K. Rupert Murdoch

-------------------- ---------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)   |_|

                     (b)   |X|

-------------------- ---------------------------------------------------------------------------------------------------
         3           SEC USE ONLY

-------------------- ---------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS
                     OO
-------------------- ---------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) or 2(e)  |_|
-------------------- ---------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
-------------------------------------------- ------------------------------ --------------------------------------------
                 NUMBER OF                                 7                SOLE VOTING POWER
       SHARES BENEFICIALLY OWNED BY                                         87,465,738 shares
                   EACH                      ------------------------------ --------------------------------------------
                 REPORTING                                 8                SHARED VOTING POWER
                  PERSON                                                    See Item 5(b) and Item 6.
                                             ------------------------------ --------------------------------------------
                                                           9                SOLE DISPOSITIVE POWER
                                                                            87,465,738 shares
                                             ------------------------------ --------------------------------------------
                                                          10                SHARED DISPOSITIVE POWER
                                                                            See Item 5(b) and Item 6.
-------------------- ---------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     87,465,738
-------------------- ---------------------------------------------------------------------------------------------------
        12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
-------------------- ---------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     Approximately 21.3%
-------------------- ---------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON
                     IN
==================== ===================================================================================================

                               Page 3 of 30 Pages

CUSIP NO. 36866W 10 6


==================== ===================================================================================================
         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Sky Global Networks, Inc.

-------------------- ---------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)   |_|

                     (b)   |X|

-------------------- ---------------------------------------------------------------------------------------------------
         3           SEC USE ONLY

-------------------- ---------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS
                     OO
-------------------- ---------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) or 2(e)  |_|
-------------------- ---------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
-------------------------------------------- ------------------------------ --------------------------------------------
                 NUMBER OF                                 7                SOLE VOTING POWER
       SHARES BENEFICIALLY OWNED BY                                         87,465,738 shares
                   EACH                      ------------------------------ --------------------------------------------
                 REPORTING                                 8                SHARED VOTING POWER
                  PERSON                                                    See Item 5(b) and Item 6.
                                             ------------------------------ --------------------------------------------
                                                           9                SOLE DISPOSITIVE POWER
                                                                            87,465,738 shares
                                             ------------------------------ --------------------------------------------
                                                          10                SHARED DISPOSITIVE POWER
                                                                            See Item 5(b) and Item 6.
-------------------- ---------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     87,465,738
-------------------- ---------------------------------------------------------------------------------------------------
        12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
-------------------- ---------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     Approximately 21.3%
-------------------- ---------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON
                     CO
==================== ===================================================================================================

                               Page 4 of 30 Pages

CUSIP NO. 36866W 10 6

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                     GEMSTAR - TV GUIDE INTERNATIONAL, INC.



Item 1. Security and Issuer.

            The class of securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Gemstar - TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar"). The Issuer's principal executive offices are located at 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.

Item 2. Identity and Background.

            This Statement is being filed by (i) The News Corporation Limited ("News Corporation"), a South Australia, Australia corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 1211 Avenue of the Americas, New York, New York 10036 and
(iii) Sky Global Networks, Inc. ("SGN"), a Delaware corporation and an indirect subsidiary of News Corporation, with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801. SGN was formerly named TVG Holdings, Inc. News Corporation, K. Rupert Murdoch and SGN are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

                               Page 5 of 30 Pages

CUSIP NO. 36866W 10 6

            News Corporation is a diversified global media company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

            SGN is principally engaged in the distribution of pay-TV services via satellite, as well as the development and supply of certain related technologies. SGN holds the shares of Common Stock of the Issuer reported herein and is wholly owned by News Corporation through certain intermediaries.

            Approximately 30% of the voting stock of News Corporation is owned by (i) K. Rupert Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K.R. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K.R. Murdoch, members of his family and certain charities; and (iii) corporations, including a subsidiary of Cruden, which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation

            During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Pursuant to an Agreement and Plan of Merger, dated as of October 4, 1999 and as amended, by and among TV Guide, Inc., a Delaware corporation ("TVG"), the Issuer and G Acquisition Subsidiary Corp., a wholly owned subsidiary of the Issuer ("Sub"), on July 12, 2000, Sub merged (the "Merger") with and into TVG with TVG being the surviving corporation. As a result of the Merger, TVG (which, prior to the merger, had been a public company), became a wholly owned subsidiary of the Issuer and ceased to be registered. The Issuer then changed its name to "Gemstar - TV Guide International, Inc." Pursuant to the Merger each issued and outstanding share of TVG's Class A and Class B common stock was converted into 0.6573 of a share of Common Stock. Prior to the Merger, the Reporting Persons beneficially owned 74,993,176 shares of TVG's Class B common stock and 58,075,040 shares of TVG's Class A common stock through SGN. Pursuant to the Merger, the Reporting Persons became the beneficial owners of 87,465,738 shares of Common Stock which are owned of record by SGN.

                               Page 6 of 30 Pages

CUSIP NO. 36866W 10 6

Item 4. Purpose of Transaction.

            See Item 3 and Item 6 which are incorporated by reference herein.

            Subject to the foregoing, the Reporting Persons intend to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

            Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               Page 7 of 30 Pages

CUSIP NO. 36866W 10 6

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (j) Any action similar to any of those enumerated in this paragraph.


Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Persons beneficially own 87,465,738 shares of Common Stock through SGN. Assuming 410,609,553 shares of Common Stock are outstanding as of the date hereof, which outstanding share number is calculated based on the number of shares of Common Stock outstanding as of July 11, 2000 as reported by the Issuer and TVG to the Reporting Persons, the Shares beneficially owned by the Reporting Persons represent approximately 21.3% of the issued and outstanding shares of Common Stock.

            To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

            (b) Except as described in Item 6 below, the Reporting Persons have the power to direct the voting of the Shares and to direct the disposition of the Shares. SGN, as the record owner of the Shares, may be deemed to share the power to vote or direct the voting of the Shares, and the power to dispose or direct the disposition of the Shares, with the Reporting Persons.

            (c) Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

            (d) None.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The arrangements described below exist with respect to the Common Stock.

BYLAWS OF THE ISSUER

            Pursuant to the bylaws of the Issuer (the "Bylaws"), the Issuer's Board of Directors (the "Board") consists of 12 directors, six of whom are TVG Directors (as such term is defined in the Bylaws). Two of the TVG Directors are TVG Independent Directors (as such term is defined in the Bylaws). Prior to the Merger, TVG designated the six TVG Directors. The other six directors on the Board were designated by the Board prior to the Merger. Pursuant to the Bylaws (and as described in greater detail below):

            (1) two of the four members of the Board's Executive Committee are TVG Directors;

                               Page 8 of 30 Pages

CUSIP NO. 36866W 10 6

            (2) two of the five members of the Board's Compensation Committee are Independent Directors (as such term is defined in the Bylaws) selected by the TVG Director Committee (as such term is defined in the Bylaws);

            (3) two of the three members of the Board's Special Committee are TVG Directors;

            (4) two of the four members of the Board's Audit Committee are TVG Directors;

            (5) there shall be a TVG Director Committee of the Board comprised of all of the TVG Directors who are not the TVG Independent Directors.

            Pursuant to the Stockholders' Agreement (defined below), the Reporting Persons will be able to appoint three of the TVG Directors and has appointed three of the existing TVG Directors. The three TVG Directors appointed by the Reporting Persons are: (a) Joachim Kiener, co-President, co-Chief Operating Officer and a member of the Office of the Chief Executive of the Issuer, who serves as a TVG Director on the Executive Committee, the Special Committee and the TVG Director Committee, (b) Chase Carey, the Executive Director and Co-Chief Operating Officer of News Corporation, who serves as a TVG Director on the Compensation Committee and the TVG Director Committee and (c) Nicholas Donatiello, Jr., who is a TVG Independent Director and serves on the Audit Committee.

            Vacancies. Vacancies on the Board will be filled by the majority
            ---------
vote of the directors present and voting at a meeting of the Board duly called and held at which a quorum is present or by unanimous written consent of the directors. However, expiring directorships or vacancies on the Board will be filled by the GS Director Committee (as such term is defined in the Bylaws), in the case of the directors designated by the Board prior to the Merger and their successors, and by the TVG Director Committee, in the case of the TVG Directors and their successors, until the fifth anniversary of the completion of the Merger.

            Chairman. Until the earlier of the fifth anniversary of the
            --------
completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, Mr. Yuen will be Chairman of the Board so long as he is a director. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the Chairman of the Board will be elected by a majority vote or unanimous written consent of TVG Directors or their successors.

            Tie Votes. Except for the matters delegated to the Compensation
            ---------
Committee, the Audit Committee or the Special Committee of the Board, matters identified in the Bylaws as "fundamental decisions" and matters that require approval by supermajority vote of stockholders, if a matter is brought before the Board and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter will generally be exercised by the Tie- breaking Committee of the Board (of which Mr. Yuen will be the sole member) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth

                               Page 9 of 30 Pages

CUSIP NO. 36866W 10 6

anniversary of the completion of the Merger, the TVG Director Committee will generally have the ability to resolve tie votes.

            Notwithstanding the foregoing, no committee of directors will have the power to resolve a tie vote of the Board until the fifth anniversary of the completion of the Merger if Mr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability.

            Committees. The Board has the following committees:
            ----------

            (1) The Executive Committee: The Executive Committee consists of four directors and acts by majority vote of the quorum which is present or by unanimous written consent. The members of the Executive Committee include each of the following who are directors: the Chief Executive Officer; the Chief Financial Officer (but if the Chief Financial Officer is not a director selected by the Board prior to the Merger or a successor to such director, then, until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, a director designated by the GS Director Committee or a successor to such director will be a member of the Executive Committee instead of the Chief Financial Officer); and two TVG Directors. The Executive Committee will have, to the extent permitted by law, and until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, all powers of the Board with respect to matters related to the operations of Gemstar and its subsidiaries between Board meetings, except: as otherwise determined by the Board; with respect to any matter that is delegated to a different committee of directors; with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders; or with respect to
(1) any acquisition by Gemstar or any person controlled by Gemstar of any business or assets if the amount involved exceeds $25 million, (2) any sale, lease, exchange or other disposition, pledge or encumbrance of assets or of all or a part of any business of Gemstar or any person controlled by Gemstar if the amount involved exceeds $25 million, and (3) the incurrence by Gemstar or any person controlled by Gemstar of indebtedness in excess of $50 million in any fiscal year. If a matter is brought before the Executive Committee and if there is a tie vote with respect to such matter, then the exclusive power to approve or disapprove that matter will generally be exercised by the Tie-breaking Committee (of which Mr. Yuen will be the sole member) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, until the third annual Board meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger, the TVG Director Committee will generally have the ability to resolve tie votes. Notwithstanding the foregoing, no committee of directors will have the power to resolve a tie vote of the Executive Committee until the fifth anniversary of the completion of the Merger if Mr. Yuen ceases to be Chief Executive Officer of Gemstar because of his death or disability. Only the Chief Executive Officer of Gemstar may call a meeting of the Executive Committee until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. Thereafter, the Chief Executive Officer or any two members of the Executive Committee may call a meeting.

                              Page 10 of 30 Pages

CUSIP NO. 36866W 10 6

            (2) The Compensation Committee: The Compensation Committee consists
                --------------------------
of five directors and acts by majority vote of all its members or by unanimous written consent. The members of the Compensation Committee include two Independent Directors (as defined in the Bylaws) designated by the Board prior to the Merger and their successors, two TVG Directors who are Independent Directors and the Chief Executive Officer of Gemstar (provided he or she is a director). The Chief Executive Officer of Gemstar is the chairman of the Compensation Committee. Except with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders, the Compensation Committee is empowered to make all decisions with respect to the compensation and other terms of employment of any executive officer of Gemstar or any of its subsidiaries, or any other officer or employee of Gemstar or any of its subsidiaries. Notwithstanding the foregoing, unless otherwise determined by at least seven of the twelve directors, the Compensation Committee's authority to grant stock options or other stock based compensation is limited, on a cumulative basis from the completion of the Merger, to 2% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Merger. Further, not more than 1% of the outstanding shares of Common Stock on a fully diluted basis immediately after the completion of the Merger may be granted, awarded or issued in the aggregate to officers of Gemstar or any person controlled by Gemstar who directly report to the Chief Executive Officer.

            (3) The Special Committee: The Special Committee consists of three
                ---------------------
members and acts by majority vote of all its members or by unanimous written consent other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Special Committee include the Chief Executive Officer (provided he or she is a director) and two TVG Directors or their successors. The Special Committee will have authority to determine matters related to the relationship between Gemstar and "service providers" as contemplated by the Bylaws.

            (4) The Audit Committee: The Audit Committee consists of four
                -------------------
members and will act by majority vote of all its members or by unanimous written consent and has all powers normally accorded to an audit committee other than with respect to matters itemized in the Bylaws as "fundamental decisions" or that require approval by supermajority vote of stockholders. The members of the Audit Committee include the Chief Financial Officer, one GS Independent Director (as such term is defined in the Bylaws) and the two TVG Independent Directors.

            (5) The GS Director Committee: The GS Director Committee consists of
                -------------------------
all GS Directors other than the GS Independent Directors and acts by majority vote of all its members or by unanimous written consent. The GS Director Committee has the right to: appoint the Chairman of the Board (which will be Mr. Yuen so long as he is a director) until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar; nominate directors to fill expiring directorships held by GS Directors until the fifth anniversary of the completion of the Merger; and fill vacancies with respect to the directorships held by GS Directors until the fifth anniversary of the completion of the Merger. The Board may not dissolve the GS Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. If Mr. Yuen should cease being the Chief Executive

                              Page 11 of 30 Pages

CUSIP NO. 36866W 10 6

Officer before the fifth anniversary of the completion of the Merger as a result of his death or disability, then until the fifth anniversary of the completion of the Merger the Board may dissolve the GS Director Committee or modify its duties or composition with the approval of nine of the twelve members of the Board.

            (6) The TVG Director Committee: The TVG Director Committee consists
                --------------------------
of all TVG Directors other than the TVG Independent Directors and acts by majority vote of all its members or by unanimous written consent. The TVG Director Committee will have the right to: nominate directors to fill expiring directorships held by TVG Directors until the fifth anniversary of the completion of the Merger; fill vacancies with respect to the directorships held by TVG Directors until the fifth anniversary of the completion of the Merger; and resolve tie votes of the Board and Executive Committee as described above. The Board may not dissolve the TVG Director Committee or modify its duties or composition without the approval of at least ten of the twelve members of the Board until the third annual board of directors' meeting following (1) the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar or, if later, (2) the fifth anniversary of the completion of the Merger.

            (7) The Tie-breaking Committee: The Tie-breaking Committee consists
                --------------------------
of Mr. Yuen as Chairman of the Board and will exist until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar. During such time, the Tie-breaking Committee will have the power to resolve tie votes of the Board and the Executive Committee as described above. During such time, the Board may not dissolve the Tie-breaking Committee or modify its duties or composition.

            Quorum. A majority of the total number of Board members will
            ------
constitute a quorum, except that six of the twelve Board members will constitute a quorum at a duly called Board meeting where either all GS Directors or all TVG Directors fail to attend such meeting.

            Voting. Generally, directors present at any meeting at which a
            ------
quorum is present may act by majority vote. However, matters itemized in the Bylaws as "fundamental decisions" will require the approval of at least seven of the twelve Board members and certain other matters require the approval of at least nine of the twelve Board members.

            Executive Officers. Henry C. Yuen will be Chief Executive Officer of
            ------------------
Gemstar for five years after the completion of the Merger unless he earlier dies or resigns or his employment is terminated for disability as permitted by, or for "cause" within the meaning of, his existing employment agreement. Until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar, Mr. Yuen will be Chairman of the Board so long as he is a director of Gemstar.

            The foregoing discussion of the Bylaws is qualified in its entirety by reference to the complete text of the Bylaws, which is incorporated by reference herein.

                              Page 12 of 30 Pages

CUSIP NO. 36866W 10 6

STOCKHOLDERS' AGREEMENT AMONG SIGNIFICANT STOCKHOLDERS

            Pursuant to a Stockholders' Agreement, dated as of October 4, 1999 (the "Stockholders' Agreement") which became effective on July 12, 2000, by and among News Corporation, Liberty Media Corporation ("Liberty"), Henry Yuen (the Chief Executive Officer of the Issuer) and the Issuer, News Corporation entered into the agreements with respect to the Common Stock described below. The description of the Stockholders' Agreement is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement which is an exhibit to this Statement and is incorporated by reference herein. The Reporting Persons disclaim beneficial ownership of those securities of the Issuer beneficially owned by Liberty and Mr. Yuen.

            Directors: Pursuant to the Stockholders' Agreement, Henry C. Yuen
            ---------
and designees of Mr. Yuen, Liberty and News Corporation have agreed (1) to vote for, or to use their best efforts to cause their respective designees on the Board to vote for, Mr. Yuen's election as a director and appointment as Chairman of the Board and Chief Executive Officer until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause and (2) to vote for the election to the Board of five other persons (including two independent directors) designated by Mr. Yuen until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause, provided that if Mr. Yuen should die or become disabled during such five-year period Liberty and News Corporation have each agreed, for the remainder of the five-year period, to continue to vote for the election to the Board of the directors formerly designated by Mr. Yuen or their successors (including Mr. Yuen's successor) and to vote against their removal except for cause.

            For so long as Liberty and News Corporation are committed to vote for Mr. Yuen and his designees, Mr. Yuen has agreed to vote his shares of Common Stock for the election to the Board of three designees of Liberty (including one independent director) and three designees of News Corporation (including one independent director).

            Each of Liberty's and News Corporation's right to designate directors generally shall be reduced by one director upon the transfer of 90% or more of its respective shares of Common Stock, but if the transfer of any of such shares is from one to the other then the total number of directors Liberty and News Corporation have the right to designate will not be reduced. Liberty and News Corporation have the right to allocate designees to the Board between one another as they may agree in connection with any transfer of shares among Liberty, News Corporation and their respective controlled related parties.

            Officers:
            --------

            Henry C. Yuen. Liberty and News Corporation will use their
            -------------
respective best efforts to cause their designees to the Board to vote for Mr. Yuen's election as Chairman of the Board and Chief Executive Officer of Gemstar during the five-year period following the completion of the Merger and against any removal or diminution of Mr. Yuen's responsibilities during such period (provided that the Issuer does not have the right to terminate Mr. Yuen's employment for

                              Page 13 of 30 Pages

CUSIP NO. 36866W 10 6

disability pursuant to his employment agreement or that "cause," within the meaning of his employment agreement, does not exist for termination of such employment).

            Elsie Ma Leung. Liberty and News Corporation will use their
            --------------
respective best efforts to cause their designees to the Board to vote for the election of Elsie Ma Leung (and any successors to her offices) as co-President, co-Chief Operating Officer, a member of the Office of the Chief Executive and Chief Financial Officer of the Issuer during the five-year period following the completion of the Merger and against any removal or diminution of Ms. Leung's responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

            Joachim Kiener and Peter C. Boylan III. Mr. Yuen will vote, and will
            --------------------------------------
use his best efforts to cause his designees to the Board to vote, for the election of Joachim Kiener and Peter C. Boylan III (and the successors to their respective offices) as co-Presidents and co-Chief Operating Officers of the Issuer and as members of the Office of the Chief Executive during the five-year period following the completion of the Merger and against any removal or diminution of their responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

            Standstill: Each of Mr. Yuen, Liberty and News Corporation agree,
            ----------
provided that their respective designees to the Board continue to be elected and appointed directors, that until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar other than as a result of his termination without cause, they will not:

            (1) make a public offer to acquire all or part of the Issuer, except in certain cases where another unaffiliated person has made an offer for a comparable percentage of the Issuer;

            (2) solicit proxies for the election of directors or make any stockholder proposal, except in certain cases;

            (3) act in concert with other stockholders or become a group within the meaning of applicable rules of the Securities and Exchange Commission, other than with each other and parties controlled by each other and except in connection with making a permitted competing offer for the Issuer;

            (4) transfer shares of Common Stock to any person who would, to the knowledge of such party, be an "Acquiring Person" within the meaning of the Issuer's rights agreement (i.e., a person whose ownership of Common Stock is such as to cause the share purchase rights issued under the rights agreement to become exercisable); or

            (5) seek to challenge the legality of the foregoing provisions of the Stockholders' Agreement.

            Registration Rights: At any time after the date which is six months
            -------------------
after July 12, 2000 and before the tenth anniversary of July 12, 2000, either Liberty or News Corporation (or

                              Page 14 of 30 Pages

CUSIP NO. 36866W 10 6

transferees of their Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer will not be required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

            Notwithstanding the foregoing, the Issuer will not be required to effect any demand registration after such time as Liberty or News Corporation (or transferees of their Common Stock), as the case may be, is able to sell all of its respective Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

            Under the Stockholders' Agreement, the Issuer has agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer's legal and accounting expenses for subsequent registrations.

            Under the Stockholders' Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

            Under the Stockholders' Agreement, the Issuer has agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale. The Stockholders' Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

            Rights of First Refusal: Under the Stockholders' Agreement, Mr. Yuen
            -----------------------
may not transfer shares of Common Stock which he owns, except for limited transfers as specified in the Stockholders' Agreement, unless he first offers such shares to each of Liberty and News Corporation Any purchases of Common Stock from Mr. Yuen by Liberty or News Corporation will not cause a triggering event under the Issuer's rights agreement.

                              Page 15 of 30 Pages

CUSIP NO. 36866W 10 6

            The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the complete text of the Stockholders' Agreement, which is incorporated by reference herein.

RIGHTS PLAN OF THE ISSUER

            In connection with the Merger, the Issuer amended and restated its existing rights agreement, dated July 10, 1998 as amended ("Rights Plan"), with American Stock Transfer & Trust Company, in order to make the Rights Plan inapplicable to the Merger and the transactions contemplated thereby, including the Stockholders' Agreement. The Rights Plan was amended in connection with the Merger to exempt each of Liberty and its controlled related parties and News Corporation and its controlled related parties from the definition of Acquiring Person (as such term is defined in the Rights Plan). If, however, Liberty or News Corporation or their respective controlled related parties acquires beneficial ownership of any additional shares of Common Stock, then such person would be an Acquiring Person unless the beneficial ownership resulted from any of the following:

            (1) the right to acquire or acquisition of additional shares by Liberty, News Corporation or any of their respective controlled related parties from each other or from Henry C. Yuen;

            (2) the acquisition by Liberty, News Corporation or any of their respective controlled related parties of additional shares which do not exceed, in the aggregate, the number of shares of Common Stock transferred by Mr. Yuen before or after the completion of the Merger to persons other than Liberty, News Corporation or any of their respective controlled related parties in certain transactions permitted by the Stockholders' Agreement;

            (3) the grant or exercise of employee or director options; and

            (4) any agreement, arrangement or understanding among Liberty, News Corporation or any of their respective controlled related parties with respect to voting, holding, acquiring or disposing of beneficial ownership of Common Stock.

            The definition of Acquiring Person was also modified in certain respects to make it less likely that someone would inadvertently become an Acquiring Person.

            The amendments to the Rights Plan also modify the definition of beneficial ownership so that Mr. Yuen, Liberty and its controlled related parties, and News Corporation and its controlled related parties will not be deemed to beneficially own any of the shares of Common Stock owned by each other as a result of any of the transactions expressly contemplated by the Merger, including the Stockholders' Agreement.

            The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which is incorporated by reference herein.

                              Page 16 of 30 Pages

CUSIP NO. 36866W 10 6

Item 7.     Materials to be Filed as Exhibits.

Exhibit 7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).


Exhibit 7(b)   Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(c) Rights Plan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d)   Joint Filing Agreement among the Reporting Persons.

Exhibit 7(e) Power of Attorney, dated July 24, 2000, by News Corporation, SGN and K. Rupert Murdoch.

                              Page 17 of 30 Pages

CUSIP NO. 36866W 10 6


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2000

                                                  THE NEWS CORPORATION LIMITED


                                                  By:  /s/ Arthur M. Siskind
                                                       ------------------------
                                                       Name:  Arthur M. Siskind
                                                       Title: Director

                              Page 18 of 30 Pages

CUSIP NO. 36866W 10 6

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2000

                                                        /s/ K. Rupert Murdoch
                                                        -----------------------
                                                        K. Rupert Murdoch

                              Page 19 of 30 Pages

CUSIP NO. 36866W 10 6
                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2000



                                SKY GLOBAL NETWORKS, INC.


                                By: /s/ Arthur M. Siskind
                                    ---------------------------------
                                    Name:  Arthur M. Siskind
                                    Title: Director and Senior Executive
                                           Vice President


                              Page 20 of 30 Pages

CUSIP NO. 36866W 10 6

Schedule 1
----------

 Directors, Executive Officers and Controlling Persons of the Reporting Persons.



                                                                                                           Principal Business or
                                                                                                                Organization
                                                                                                          in Which Such Employment
      Name                              Principal Occupation and Business Address                               is Conducted
      ----                              -----------------------------------------                               ------------

K. Rupert Murdoch          Chairman and Chief Executive of News Corporation; Director of News                News Corporation
                           Publishing Australia Limited ("NPAL"); Director of News
                           International, plc; Director of News Limited; Director of News
                           America Incorporated ("NAI"); Director and Chairman of SGN; Director
                           of Satellite Television Asian Region Limited ("STAR TV"); Director
                           and Chairman of British Sky Broadcasting Group plc ("BSkyB");
                           Director, Chairman and Chief Executive Officer of Fox Entertainment
                           Group, Inc. ("FEG"); Director of Fox Family Worldwide, Inc. ("FFW");
                           Director of Philip Morris Companies Inc. ("Phillip Morris")
                           1211 Avenue of the Americas
                           New York, New York 10036

Geoffrey C. Bible          Non Executive Director of News Corporation; Chairman and Chief                      Philip Morris
                           Executive Officer of Philip Morris; Director of New York Stock
                           Exchange, Inc.
                           120 Park Avenue
                           New York, New York 10017

Chase Carey                Executive Director and Co-Chief Operating Officer of News                         News Corporation
                           Corporation; Director, President and Chief Operating Officer of  NAI;
                           Director and Co-Chief Operating Officer of FEG; Chairman and Chief
                           Executive Officer of Fox Television; President and Chief Executive
                           Officer of SGN; Director of STAR TV;

                              Page 21 of 30 Pages

CUSIP NO. 36866W 10 6


                           Director of FFW; Director of
                           Gemstar; Director of Gateway, Inc.; Director of  Colgate University.
                           1211 Avenue of the Americas
                           New York, New York 10036

Peter Chernin              Executive Director, President and Chief Operating Officer of News                 News Corporation
                           Corporation; Director, Chairman and Chief Executive Officer of NAI ;
                           Director, President and Chief Operating Officer of FEG; Director of
                           SGN; Director of Tickets.com, Inc.; Director of E*TRADE Group, Inc.
                           10201 West Pico Boulevard
                           Los Angeles, CA 90035

Kenneth E. Cowley/1/       Non Executive Director of News Corporation; Executive Director of                 News Corporation
                           Ansett Australia Holdings Limited; Director of Commonwealth Bank of
                           Australia.
                           2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

David F. DeVoe             Executive Director, Senior Executive Vice President and Chief                     News Corporation
                           Financial Officer and Finance Director of News Corporation; Director
                           and Senior Executive Vice President of NAI; Director, Senior
                           Executive Vice President and Chief Financial Officer of FEG; Director
                           of STAR TV; Director of BSkyB; Director and Acting Chief Financial
                           Officer of SGN.
                           1211 Avenue of the Americas
                           New York, New York 10036

Roderick I. Eddington/1/   Non Executive Director of News Corporation; Chief Executive of                     British Airways
                           British Airways plc ("British Airways")
                           c/o 2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

--------
1           Citizen of Australia

                              Page 22 of 30 Pages

CUSIP NO. 36866W 10 6

Aatos Erkko/2/             Non Executive Director of                                                           Sanoma
                           News Corporation; Chairman of
                           Sanoma WSDY Group
                           ("Sanoma"), a privately owned
                           media company in Finland.
                           P.O. Box 144
                           SF00101 Helsinki, Finland

Andrew S.B. Knight/3/      Non Executive Director of News Corporation;                                       News Corporation
                           c/o News International plc
                           1 Virginia Street
                           London E1 9XN England

Lachlan K. Murdoch         Executive Director and Senior Executive Vice President of News                    News Corporation
                           Corporation; Chairman and Director of Queensland Press Limited;
                           Director, Chairman, and Chief Executive of News Limited; Director of
                           SGN; Deputy Chairman of STAR TV; Director of Beijing PDN Xinren
                           Information Technology Company Ltd; Director of FOXTEL Management Pty
                           Ltd.; Director of OmniSky Corporation
                           1211 Avenue of the Americas
                           New York, New York 10036

James R. Murdoch           Executive Vice President of News Corporation; Director of SGN;                         STAR TV
                           Director, Chairman and Chief Executive Officer of Star TV; Director
                           of YankeeNets L.L.C.; Chairman of Rawkus Entertainment LLP;
                           8th Floor, One Harbourfront
                           18 Tak Fung Street
                           Hunghom, Kowloon, Hong Kong

--------------------------------------------------------------------------------
2           Citizen of Finland

3           Citizen of United Kingdom

                              Page 23 of 30 Pages

CUSIP NO. 36866W 10 6


Thomas J. Perkins          Non Executive Director of News Corporation; Senior Partner at Kleiner              Kleiner Perkins
                           Perkins Caufield & Byers ("Kleiner Perkins"); Director of Compaq
                           Computer Corporation;
                           4 Embarcadero Center
                           Suite 3520
                           San Francisco, CA 94111

Bert C. Roberts, Jr.       Non Executive Director of News Corporation; Chairman of MCI Worldcom,                    MCI
                           Inc. ("MCI");
                           1801 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006

Stanley S. Shuman          Non Executive Director of News Corporation; Executive Vice President               Allen & Company
                           and Managing Director of Allen & Company Incorporated ("Allen &
                           Company"); Director of NAI; Director of Bayou Steel Corporation;
                           711 Fifth Avenue
                           New York, New York 10176

Arthur M. Siskind          Executive Director, Senior Executive Vice President and Group General              News Corporation
                           Counsel of News Corporation; Director of BSkyB; Director and Senior
                           Executive Vice President of NAI; Director, Senior Executive Vice
                           President and General Counsel of FEG; Director of STAR TV; Director
                           and Senior Executive Vice President of SGN;
                           1211 Avenue of the Americas
                           New York, New York 10036

                              Page 24 of 30 Pages

CUSIP NO. 36866W 10 6

                                  EXHIBIT INDEX



Exhibit No.    Description

7(a) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

7(b)           Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

7(c) Rights Plan (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

7(d)           Joint Filing Agreement among the Reporting Persons.

7(e) Power of Attorney, dated July 24, 2000, by News Corporation, SGN and K. Rupert Murdoch.

                              Page 25 of 30 Pages